EXHIBIT 21.1

SUBSIDIARIES OF
WHITE ELECTRONIC DESIGNS CORPORATION

Name of Subsidiary	Domicile

Panelview, Incorporated	Oregon
IDS Acquisition Corporation(1)	Arizona
Electronic Designs, Inc.	Delaware
Bowmar/A.L.I., Inc.	Massachusetts
Graymor Coatings, Incorporated(2)	Oregon

(1)	IDS Acquisition Corporation is a direct subsidiary of White Electronic Designs Corporation.

(2)	Graymor Coatings, Incorporated is a direct subsidiary of Panelview, Incorporated.